UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

LISSOME TRADE CORP.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-199967

Nevada	47-1549749
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

40 Wall Street 28 Fl, Unit 2851 New York, NY 10005 (Address of principal executive offices)

Tel: +646-512-5855

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: September 2, 2015

LISSOME TRADE CORP.

40 Wall Street

28 Fl, Unit 2851

New York, NY 10005

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF LISSOME TRADE CORP.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement, and unless the context otherwise requires, “the Company”, “we,” “our” and “us” refers to Lissome Trade Corp.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in our board of directors (the “Board”) as a result of the Share Purchase transaction described below.  The date of this Information Statement is September 2, 2015.

This Information Statement is being mailed to our stockholders of record as of August 31, 2015 (the “Record Date”). The mailing date of this Information Statement will be on or about September 2, 2015. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Purchase described below, there was a change in our Board and executive officers. Ms. Yuxia Song, who serves as our President, Treasurer, Chief Executive Officer and Principal Financial and Accounting Officer, and sole director, and Mr. Mikhail Kriukov who serves as our corporate secretary, will resign from their executive officer positions effective on the Effective Date. Our Board then appointed Mr. Zaixian Wang to serve as our president, Mr. Yang Jie to serve as our Chief Executive Officer, Mr. Huijie Gao to serve as our Chief Financial Officer, Ms. Xinqian Zhang to serve as our secretary of the Board, with all such appointments to be effective on the Effective Date. After appointing Mr. Zaixian Wang to serve as Chairman of the Board and Ms. Yuxia Song, who serves as the sole director, tendered her resignation, with such appointment and resignation to be effective on the Effective Date.  Also in connection with the Share Purchase, the Board appointed Mr. Yang Jie, Mr. Weiliang Jie, Ms. Fengyun Yi, Ms. Xinqian Zhang to serve as our other directors, with such appointments to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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CHANGE IN CONTROL OF LISSOME TRADE CORP.

On August 10, 2015, Mr. Zaixian Wang entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with the Company’s largest shareholder, Ms. Yuxia Song, who holds 73.5% of the equity capital of the Company (the “Shareholder”). Pursuant to the terms of the Purchase Agreement, the Shareholder transferred to Mr. Wang all of her shares of common stock of the Company, par value $0.001 per share (“Common Stock”), or seven million shares of Common Stock (such transaction, the “Share Purchase”). The Share Purchase was closed on August 28, 2015 (the “Closing Date”).

VOTING SECURITIES

Our authorized capital stock consists of 75,000,000 shares of Common Stock authorized, par value $0.001 per share, of which 9,530,000 shares were outstanding as of the Record Date. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, we had a total of 9,530,000 shares of Common Stock issued and outstanding.

The following tables set forth information on the beneficial ownership of our Common Stock as of the Record Date based on the current beneficial ownership of our Common Stock by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the consummation of the Share Purchase. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Share Purchase:

Name and Address of Beneficial Owner(1)	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding(2)
Yuxia Song	7,000,000	73.5%
Mikhail Kriukov	0	-
All directors and executive officers as a group (2 persons)	7,000,000	73.5%

(1)	Unless otherwise indicated, the business address of each director is c/o Ningshanzhonglu Street No. 108, 1-25-4District Shenyang. China 110031.

(2)	Based on 9,530,000 shares of our Common Stock outstanding immediately prior to the Share Purchase.

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Beneficial Ownership Immediately After the Share Purchase:

Name and Address of Beneficial Owner(3)	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding(2)

Zaixian Wang	7,000,000	73.5%
Yang Jie	0	-
Weiliang Jie	0	-
Fengyun Yi	0	-
Xinqian Zhang	0	-
Huijie Gao	0	-
All directors and executive officers as a group (6 persons)	7,000,000	73.5%

(1)	Unless otherwise indicated, the business address of each director is c/o 40 Wall Street, 28 Fl, Unit 2851, New York, NY 10005

(2)	Based on 9,530,000 shares of our Common Stock outstanding immediately after the Share Purchase.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the closing of the Share Purchase, there will be a change in our Board and executive officers. Ms. Yuxia Song, who serves as our President, Treasurer, Chief Executive Officer and Principal Financial and Accounting Officer, and sole director, and Mr. Mikhail Kriukov who serves as our corporate secretary, will resign from their executive officer positions effective on the Effective Date. Our Board then appointed Mr. Zaixian Wang to serve as our president, Mr. Yang Jie to serve as our Chief Executive Officer, Mr. Huijie Gao to serve as our Chief Financial Officer, Ms. Xinqian Zhang to serve as our secretary of the Board, with all such appointments to be effective on the Effective Date. After appointing Mr. Zaixian Wang to serve as Chairman of the Board and Ms. Yuxia Song, who served as the sole director, tendered her resignation, with such appointment and resignation to be effective on the Effective Date.  Also in connection with the Share Purchase, the Board appointed Mr. Yang Jie, Mr. Weiliang Jie, Ms. Fengyun Yi, Ms. Xinqian Zhang to serve as our other directors, with such appointments to be effective on the Effective Date.

None of the directors appointed to our Board were members of the Board prior to the Share Purchase and did not hold any position with us and had not been involved in any transactions with us or our director, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

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Director prior to the Share Purchase

Name	Age	Position(s) with Lissome
Yuxia Song	38	President, Treasurer, Chief Executive Officer, Principal Accounting Officer, sole director

Yuxia Song

From 2007 Ms. Yuxia Song has been self-employed and owns the “Pinwei” grocery store in Liaoning, China. Ms. Song is responsible for her own company operations and management. Ms. Song devoted 20 hours a week of her time to planning and organizing activities of Lissome Trade Corp.

Director Appointee

Name	Age	Position
Zaixian Wang	64	Chairman of the Board, President
Yang Jie	31	Director, Chief Executive Officer
Weiliang Jie	28	Director
Fengyu Yi	48	Director
Xinqian Zhang	25	Director and Secretary of the Board

Zaixian Wang, Director and President appointee

Mr. Wang served as president of Sports Hotel since January1995. From January 1990 to December 1994, he served as manager in the Sports Hotel.

Yang Jie. Director and Chief Executive Officer appointee

Mr. Yang Jie served as president of Shenzhen Avi-trip technology CO., LTD, an online travel company since August 2012. From May 2003 to July 2012, he served as marketing manager of E-Long Company, an online travel company listed in US market. Mr. Jie holds a college degree in marketing from Lv’an Teachers College.

Weiliang Jie, Director appointee

Mr. Weiliang Jie served as marketing manager of Shenzhen Avi-trip technology CO., LTD, an online travel company since August 2012. From February 2010 to July 2012, he served as sale manager of Guangzhou China Travel Service Co. Ltd., a travel company listed in UK market. From May 2008 to February 2010, he served as marketing manager of Mango net, a travel company. Mr. Jie holds a college degree in marketing from Lv’an Teachers College.

Fengyu Yi, Director appointee

Ms. Yi served as President of Shenzhen micro Media Co., Ltd, an advertising media company since February 2012. From June 2006 to February 2012, she served as marketing manager of Shenzhen FEILAIFA Aviation Service CO. LTD, an air ticket agency. From August 1998 to May 2006, she worked as marketing manager of Foshan overseas International Travel Agency CO. LTD., a travel company. Ms. Yi holds a college degree in service education from Guangzhou University.

Ms. Xinqian Zhang, Director and Secretary of the Board appointee

From January 2013 to December 2014, Ms. Zhang served as an accounting research and teaching assistant of the University of Massachusetts, Boston, and the fund administrator of the global service department of State Street, a U.S.-based financial services firm. Ms. Zhang holds a dual B.S. in Business Management from Dongbei University of Finance and Economics and the University of Surrey, and an M.S. in accounting from the University of Massachusetts, Boston.

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CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC QB under the symbol “LSOM.” The OTCQB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Purchase, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE MKT (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE MKT listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE MKT, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During fiscal 2015, the Board held one meeting.

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EXECUTIVE OFFICERS

In connection with the Share Purchase, Ms. Yuxia Song, who serves as our President, Treasurer, Chief Executive Officer and Principal Financial and Accounting Officer, and sole director, and Mr. Mikhail Kriukov who serves as our corporate secretary, resigned from their executive officer positions effective on the Effective Date. Our Board then appointed Mr. Zaixian Wang to serve as our president and director, Mr. Yang Jie to serve as our Chief Executive Officer and director, Mr. Huijie Gao to serve as our Chief Financial Officer, Mr. Weiliang Jie and Ms. Fengyun Yi to serve as our director, Ms. Xinqian Zhang to serve as our director and secretary of the Board, with all such appointments to be effective on the Effective Date. A brief description of the previous business experience of Ms. Yuxia Song is provided above in the Changes to our Board of Directors section of this Schedule. A brief description of the business experience of Mr. Mikhail Kriukov is included below.

Mikhail Kriukov

From 2008 Mr. Mikhail Kriukov has been self-employed and involved in consulting in international trade. Mr. Kriukov has been consulting companies, involved in exporting sanitary ware goods from China. He assists to find distributes and manufactures of certain goods in China, helps in logistics and custom clearance. Mr. Kriukov consulted companies importing sanitary engineering equipment, water supply, sewerage materials, dishware, glassware, clothes, souvenirs, building materials, constriction machinery and woodworking equipment. He has been consulting Kars Trade House, Mauro LLC, Santeh-Energy LLC and others.

Our Board appointed the following person to serve as executive officers of the Company in the following capacity:

Name	Age	Position
Yang Jie	31	Chief Executive Officer
Zaixian Wang	64	President
Huijie Gao	34	Chief Financial Officer
Xinqian Zhang	25	Secretary of the Board

The bios of Mr. Yang Jie, Mr. Zaixian Wang and Ms. Xinqian Zhang are included under the description of the director appointees above. The bio of Mr. Huijie Gao is as below.

Huijie Gao, Chief Financial Officer appointee

Mr. Gao served as CFO of Shenzhen Avi-trip technology CO.,LTD, an online travel company since October 2012. From April 2008 to July 2012, he served as vice president of Universal travel group, a travel company. From July 2005 to March 2008, he worked as auditing manager of Hubei Daxin Accounting Firm. Mr. Gao holds a B.S. in finance and economics from Wuhan University.

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended September 30, 2014 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Currently, our officers and directors are serving without compensation. They are reimbursed for any out-of-pocket expenses that they incurs on our behalf. In the future, we may approve payment of salaries for officers and directors, but currently, no such plans have been approved. We also do not currently have any benefits, such as health or life insurance, available to our employees.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

We have two employees, of which Yuxia Song acts as our Chief Executive Officer and Mikhail Kriukov acts as Corporate Secretary.

Retirement/Resignation Plans

We do not currently have any plans or arrangements in place regarding the payment to any of our executive officers following such person’s retirement or resignation.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

There were no transactions to which we have, or any of our subsidiaries has been a party, in which the amount involved in the transaction exceeded $120,000 and in which any of our directors or executive officers or holders (or immediate family members of holders) of more than five percent of our capital stock had or will have a direct or indirect material interest.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Lissome Trade Corp.

c/o

40 Wall Street

28 Fl, Unit 2851

New York, NY 10005

Attn: Xinqian Zhang

Telephone: 646-512-5855

Facsimile: 646-512-5799

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

LISSOME TRADE CORP.

	By:	/s/ Yuxia Song
Name: Yuxia Song
Title: President and Chief Executive Officer and Chief Financial Officer

Dated: September 1, 2015

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